SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for February 2022

São Paulo, March 7, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of February 2022, compared to the same period in 2021.

Highlights:

|	GOL’s total supply (ASK) increased 35.8%. Total seats increased 37.8% and the number of departures increased by 37.1%. GOL's total demand (RPK) increased by 35.0% and the load factor was 80.3%.
|	GOL’s domestic supply (ASK) increased 31.2% and demand (RPK) increased by 30.9%. GOL’s domestic load factor was 80.7%. The volume of departures increased by 34.9% and seats increased by 35.7%.
|	GOL’s international supply (ASK) was 98 million, the demand (RPK) was 69 million and international load factor was 70.7%.

February/22 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures(¹)			LTM Traffic Figures (¹)
Operating data *	Feb/22	Feb/21	% Var.	2M22	2M21	% Var.	Feb/22 LTM	Feb/21 LTM	% Var.
Total GOL
Departures	13,634	9,947	37.1%	33,502	25,317	32.3%	142,325	102,686	38.6%
Seats (thousand)	2,392	1,735	37.8%	5,869	4,415	32.9%	24,973	17,818	40.2%
ASK (million)	2,838	2,089	35.8%	7,004	5,390	29.9%	28,630	21,149	35.4%
RPK (million)	2,279	1,688	35.0%	5,721	4,437	28.9%	23,428	16,822	39.3%
Load factor	80.3%	80.8%	-0.5 p.p	81.7%	82.3%	-0.6 p.p	81.8%	79.5%	2.3 p.p
Pax on board (thousand)	1,878	1,381	36.0%	4,653	3,561	30.7%	19,902	13,859	43.6%
Domestic GOL
Departures	13,418	9,947	34.9%	32,998	25,317	30.3%	141,516	101,666	39.2%
Seats (thousand)	2,354	1,735	35.7%	5,782	4,415	31.0%	24,835	17,644	40.8%
ASK (million)	2,740	2,089	31.2%	6,775	5,390	25.7%	28,275	20,733	36.4%
RPK (million)	2,210	1,688	30.9%	5,550	4,437	25.1%	23,163	16,556	39.9%
Load factor	80.7%	80.8%	-0.1 p.p	81.9%	82.3%	-0.4 p.p	81.9%	79.9%	2.1 p.p
Pax on board (thousand)	1,849	1,381	33.9%	4,587	3,561	28.8%	19,798	13,746	44.0%
International GOL
Departures	216	0	N.A.	504	0	N.A.	809	1,020	-20.7%
Seats (thousand)	37	0	N.A.	87	0	N.A.	138	174	-20.9%
ASK (million)	98	0	N.A.	229	0	N.A.	355	417	-14.9%
RPK (million)	69	0	N.A.	171	0	N.A.	265	265	-0.1%
Load factor	70.7%	0	N.A.	74.5%	0	N.A.	74.8%	63.7%	11.0 p.p
Pax on board (thousand)	28	0	N.A.	66	0	N.A.	104	113	-8.5%
On-time Departures	96.3%	97.2%	-0.9 p.p	91.9%	96.0%	-4.1 p.p	93.3%	95.5%	-2.2 p.p
Flight Completion	99.7%	98.8%	0.9 p.p	99.7%	99.0%	0.7 p.p	99.0%	97.3%	1.7 p.p
Cargo Ton (thousand)	4.9	3.2	53.1%	9.2	6.4	44.0%	44.8	33.3	34.4%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for February 2022

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer